Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended September 30,	12 Months Ended December 31,
	2002 (b)	2001 (b)	2000 (b)	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$145	$36	$54	$20	$11	$1
Interest on short-term debt and other interest	48	33	75	32	14	11
Amortization of debt discount, expense and premium - net	2	2	11	1
Estimated interest component of operating rentals	20	19	9
Preferred stock dividends of subsidiaries on a pre-tax basis	9

Total fixed charges	$224	$90	$149	$53	$25	$12

Earnings, as defined:
Net income (loss) (a)	$45	$168	$246	$(20)	$12	$(15)
Preferred security dividend requirement	6
Less undistributed income (loss) of equity method investments	17	20	74	56	3	(25)

	34	148	172	(76)	9	10
Add:
Income taxes (benefit)	262	274	124	(29)	(6)	(1)
Total fixed charges as above (excluding capitalized interest and preferred stock dividends of subsidiaries on a pre-tax basis)	195	66	136	52	24	11

Total earnings	$491	$488	$432	$(53)	$27	$20

Ratio of earnings to fixed charges	2.2	5.4	2.9	(1.0)	1.1	1.7

Deficiency				$106

(a)				Net income (loss) excludes minority interest and the cumulative effect of a change in accounting principle.
(b)				Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to prior years. See Note 16 in PPL Energy Supply's Form 10-K for the year ended December 31, 2001 for additional information.